Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share, issuable pursuant to stock options under the 2023 Employees’ Directors’ and Consultants’ Stock Issuance and Option Plan	500,000 (1)	$2.91	(2)	$1.455,000	$214.76
TOTAL	500,000			$1,455,000	$214.76

(1) 500,000 shares are issuable pursuant to issuance of shares directly or pursuant to the exercise of options issued in connection with the 2023 Employees’, Directors’, and Consultants’ Stock Issuance Option Plan (the “Plan”).

(2) Offering price is based upon the current trading at the close of market for the stock as of October 4, 2023. Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended (the “Securities Act”)